Exhibit 21.1
Table of Subsidiaries of Registrant

Jurisdiction of
Name	Incorporation
Beijing Medpharm Co. Ltd.	Beijing, China
Beijing Wanwei Pharmaceutical Co., Ltd.	Beijing, China
Beijing Med-Pharm Hong Kong Company Ltd.	Hong Kong, China